UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

Thomas W. Smith
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,756,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,756,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No.  225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,151,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,151,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No.  225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,950
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,950
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,950
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON EP

CUSIP No.  225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,345
	8	SHARED VOTING POWER 86,100
	9	SOLE DISPOSITIVE POWER 684,345
	10	SHARED DISPOSITIVE POWER 86,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,883
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,883
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 10 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, Prescott Associates and Prescott General Partners LLC (“PGP”) on January 5, 2012, June 4, 2012, June 12, 2012, July 10, 2012 and November 26, 2012, respectively, Amendment No. 6 and Amendment No. 7 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates and PGP on April 22, 2013 and February 17, 2016, respectively, and Amendment No. 8 and Amendment No. 9 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates, PGP and Prescott Investors Profit Sharing Trust (“PIPS”) on December 13, 2019 and January 28, 2020 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $23,004,579.67 of the funds of the Managed Accounts (including $12,434,013.46 contributed by Prescott Associates and $570,810.69 contributed by PIPS), Mr. Vassalluzzo contributed $990,322.17 of his personal funds and Mr. Smith contributed $10,697,729.46 of his personal funds. The Common Stock reported as beneficially owned by Mr. Vassalluzzo includes the following received by him for his service as a director of the Issuer: (i) 4,000 vested restricted stock units (“RSUs”) granted under the Issuer’s Amended and Restated Incentive Compensation Plan dated March 26, 2012 (the “2012 Incentive Plan”) and (ii) 9,125 shares of Common Stock received as payment for an equivalent number of vested RSUs granted under the Issuer’s Amended and Restated Incentive Compensation Plan dated April 6, 2009 (the “2009 Incentive Plan”).”

Item 4.	Purpose of Transaction

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 1,756,518 shares of Common Stock held by the Partnerships. PIPS may be deemed to beneficially own 61,950 shares of Common Stock held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 100,048 and 2,758 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the “Foundation”) and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the “Managed Accounts.” The 1,921,274 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.”

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)            Based on information included in the current report on Form 10-K filed by the Issuer on February 11, 2020 which disclosed that 18,151,092 shares of Common Stock were outstanding as of February 4, 2020, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 1,756,518 shares (9.7%); Prescott Associates – 1,151,281 shares (6.3%); PIPS – 61,950 shares (0.3%); Mr. Smith – 770,445 shares (4.2%); and Mr. Vassalluzzo – 66,883 shares (0.4%).

(b)            PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,756,518 shares of Common Stock. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,151,281 shares of Common Stock. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 61,950 shares of Common Stock. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 684,345 and 66,883 shares, respectively. In their capacities as investment managers for Managed Accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of 86,100 and no shares of Common Stock, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)            Except as set forth on Schedule A attached hereto, the Reporting Persons effected no transactions involving shares of Common Stock during the sixty (60) days prior to the date of this filing.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to replace the previously filed Exhibit 1 with the following:

1.             Agreement relating to the joint filing of statement on Schedule 13D dated March 10, 2020.

Schedule A

The following table sets forth all transactions with respect to the shares of Common Stock effected during the sixty days prior to the filing of this Amendment No. 10 to Schedule 13D by any Reporting Person.

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share[5]
1/10/20	Disposition[1]	PGP, Prescott Associates	5,900	$434.7052	[6]
1/10/20	Disposition[2]	PGP	200	$434.7052	[6]
1/10/20	Disposition[3]	PGP	3,500	$434.7052	[6]
1/10/20	Disposition[4]	PIPS	400	$434.7052	[6]
1/13/20	Disposition[1]	PGP, Prescott Associates	5,900	$439.2072	[7]
1/13/20	Disposition[2]	PGP	200	$439.2072	[7]
1/13/20	Disposition[3]	PGP	3,500	$439.2072	[7]
1/13/20	Disposition[4]	PIPS	400	$439.2072	[7]
1/14/20	Disposition[1]	PGP, Prescott Associates	5,900	$444.5642	[8]
1/14/20	Disposition[2]	PGP	200	$444.5642	[8]
1/14/20	Disposition[3]	PGP	3,500	$444.5642	[8]
1/14/20	Disposition[4]	PIPS	400	$444.5642	[8]
1/15/20	Disposition[1]	PGP, Prescott Associates	5,900	$444.8481	[9]
1/15/20	Disposition[2]	PGP	200	$444.8481	[9]
1/15/20	Disposition[3]	PGP	3,500	$444.8481	[9]
1/15/20	Disposition[4]	PIPS	400	$444.8481	[9]
1/16/20	Disposition[1]	PGP, Prescott Associates	7,080	$448.6375	[10]
1/16/20	Disposition[2]	PGP	240	$448.6375	[10]
1/16/20	Disposition[3]	PGP	4,200	$448.6375	[10]
1/16/20	Disposition[4]	PIPS	480	$448.6375	[10]
1/17/20	Disposition[1]	PGP, Prescott Associates	8,850	$450.0690	[11]

1/17/20	Disposition[2]	PGP	300	$450.0690	[11]
1/17/20	Disposition[3]	PGP	5,250	$450.0690	[11]
1/17/20	Disposition[4]	PIPS	600	$450.0690	[11]
1/21/20	Disposition[1]	PGP, Prescott Associates	8,850	$450.9817	[12]
1/21/20	Disposition[2]	PGP	300	$450.9817	[12]
1/21/20	Disposition[3]	PGP	5,250	$450.9817	[12]
1/21/20	Disposition[4]	PIPS	600	$450.9817	[12]
1/22/20	Disposition[1]	PGP, Prescott Associates	8,850	$456.2938	[13]
1/22/20	Disposition[2]	PGP	300	$456.2938	[13]
1/22/20	Disposition[3]	PGP	5,250	$456.2938	[13]
1/22/20	Disposition[4]	PIPS	600	$456.2938	[13]
1/23/20	Disposition[1]	PGP, Prescott Associates	8,850	$458.2433	[14]
1/23/20	Disposition[2]	PGP	300	$458.2433	[14]
1/23/20	Disposition[3]	PGP	5,250	$458.2433	[14]
1/23/20	Disposition[4]	PIPS	600	$458.2433	[14]
1/24/20	Disposition[1]	PGP, Prescott Associates	8,850	$458.3957	[15]
1/24/20	Disposition[2]	PGP	300	$458.3957	[15]
1/24/20	Disposition[3]	PGP	5,250	$458.3957	[15]
1/24/20	Disposition[4]	PIPS	600	$458.3957	[15]
1/27/20	Disposition[1]	PGP, Prescott Associates	8,850	$454.3923	[16]
1/27/20	Disposition[2]	PGP	300	$454.3923	[16]
1/27/20	Disposition[3]	PGP	5,250	$454.3923	[16]
1/27/20	Disposition[4]	PIPS	600	$454.3923	[16]
1/28/20	Disposition[1]	PGP, Prescott Associates	4,189	$458.9813	[17]
1/28/20	Disposition[2]	PGP	142	$458.9813	[17]

1/28/20	Disposition[3]	PGP	2,485	$458.9813	[17]
1/28/20	Disposition[4]	PIPS	284	$458.9813	[17]
1/29/20	Disposition[1]	PGP, Prescott Associates	8,850	$460.8751	[18]
1/29/20	Disposition[2]	PGP	300	$460.8751	[18]
1/29/20	Disposition[3]	PGP	5,250	$460.8751	[18]
1/29/20	Disposition[4]	PIPS	600	$460.8751	[18]
1/30/20	Disposition[1]	PGP, Prescott Associates	8,850	$463.4092	[19]
1/30/20	Disposition[2]	PGP	300	$463.4092	[19]
1/30/20	Disposition[3]	PGP	5,250	$463.4092	[19]
1/30/20	Disposition[4]	PIPS	600	$463.4092	[19]
1/31/20	Disposition[1]	PGP, Prescott Associates	2,950	$426.4084	[20]
1/31/20	Disposition[2]	PGP	100	$426.4084	[20]
1/31/20	Disposition[3]	PGP	1,750	$426.4084	[20]
1/31/20	Disposition[4]	PIPS	200	$426.4084	[20]
2/3/20	Disposition[1]	PGP, Prescott Associates	5,310	$433.8894	[21]
2/3/20	Disposition[2]	PGP	180	$433.8894	[21]
2/3/20	Disposition[3]	PGP	3,150	$433.8894	[21]
2/3/20	Disposition[4]	PIPS	360	$433.8894	[21]
2/4/20	Disposition[1]	PGP, Prescott Associates	4,548	$434.1832	[22]
2/4/20	Disposition[2]	PGP	154	$434.1832	[22]
2/4/20	Disposition[3]	PGP	2,698	$434.1832	[22]
2/4/20	Disposition[4]	PIPS	308	$434.1832	[22]
2/5/20	Disposition[1]	PGP, Prescott Associates	5,900	$435.3009	[23]
2/5/20	Disposition[2]	PGP	200	$435.3009	[23]
2/5/20	Disposition[3]	PGP	3,500	$435.3009	[23]

2/5/20	Disposition[4]	PIPS	400	$435.3009	[23]
2/6/20	Disposition[1]	PGP, Prescott Associates	8,217	$445.6587	[24]
2/6/20	Disposition[2]	PGP	279	$445.6587	[24]
2/6/20	Disposition[3]	PGP	4,874	$445.6587	[24]
2/6/20	Disposition[4]	PIPS	557	$445.6587	[24]
2/7/20	Disposition[1]	PGP, Prescott Associates	5,900	$447.4897	[25]
2/7/20	Disposition[2]	PGP	200	$447.4897	[25]
2/7/20	Disposition[3]	PGP	3,500	$447.4897	[25]
2/7/20	Disposition[4]	PIPS	400	$447.4897	[25]
2/10/20	Disposition[1]	PGP, Prescott Associates	3,363	$438.9772	[26]
2/10/20	Disposition[2]	PGP	114	$438.9772	[26]
2/10/20	Disposition[3]	PGP	1,995	$438.9772	[26]
2/10/20	Disposition[4]	PIPS	228	$438.9772	[26]
2/11/20	Disposition[1]	PGP, Prescott Associates	5,900	$435.2146	[27]
2/11/20	Disposition[2]	PGP	200	$435.2146	[27]
2/11/20	Disposition[3]	PGP	3,500	$435.2146	[27]
2/11/20	Disposition[4]	PIPS	400	$435.2146	[27]
2/12/20	Disposition[1]	PGP, Prescott Associates	2,950	$430.9116	[28]
2/12/20	Disposition[2]	PGP	100	$430.9116	[28]
2/12/20	Disposition[3]	PGP	1,750	$430.9116	[28]
2/12/20	Disposition[4]	PIPS	200	$430.9116	[28]
2/13/20	Disposition[1]	PGP, Prescott Associates	5,900	$434.5777	[29]
2/13/20	Disposition[2]	PGP	200	$434.5777	[29]
2/13/20	Disposition[3]	PGP	3,500	$434.5777	[29]
2/13/20	Disposition[4]	PIPS	400	$434.5777	[29]

2/14/20	Disposition[1]	PGP, Prescott Associates	5,900	$436.3373	[30]
2/14/20	Disposition[2]	PGP	200	$436.3373	[30]
2/14/20	Disposition[3]	PGP	3,500	$436.3373	[30]
2/14/20	Disposition[4]	PIPS	400	$436.3373	[30]
2/18/20	Disposition[1]	PGP, Prescott Associates	5,900	$435.9660	[31]
2/18/20	Disposition[2]	PGP	200	$435.9660	[31]
2/18/20	Disposition[3]	PGP	3,500	$435.9660	[31]
2/18/20	Disposition[4]	PIPS	400	$435.9660	[31]
2/19/20	Disposition[1]	PGP, Prescott Associates	5,428	$434.8313	[32]
2/19/20	Disposition[2]	PGP	184	$434.8313	[32]
2/19/20	Disposition[3]	PGP	3,220	$434.8313	[32]
2/19/20	Disposition[4]	PIPS	368	$434.8313	[32]
2/20/20	Disposition[1]	PGP, Prescott Associates	3,894	$435.4535	[33]
2/20/20	Disposition[2]	PGP	132	$435.4535	[33]
2/20/20	Disposition[3]	PGP	2,310	$435.4535	[33]
2/20/20	Disposition[4]	PIPS	264	$435.4535	[33]
2/21/20	Disposition[1]	PGP, Prescott Associates	3,304	$434.1663	[34]
2/21/20	Disposition[2]	PGP	112	$434.1663	[34]
2/21/20	Disposition[3]	PGP	1,960	$434.1663	[34]
2/21/20	Disposition[4]	PIPS	224	$434.1663	[34]
2/24/20	Disposition[1]	PGP, Prescott Associates	1,593	$428.4886	[35]
2/24/20	Disposition[2]	PGP	54	$428.4886	[35]
2/24/20	Disposition[3]	PGP	945	$428.4886	[35]
2/24/20	Disposition[4]	PIPS	108	$428.4886	[35]
2/25/20	Disposition[1]	PGP, Prescott Associates	118	$426.1800	[36]

2/25/20	Disposition[2]	PGP	4	$426.1800	[36]
2/25/20	Disposition[3]	PGP	70	$426.1800	[36]
2/25/20	Disposition[4]	PIPS	8	$426.1800	[36]
3/4/20	Disposition[1]	PGP, Prescott Associates	4,779	$430.6064	[37]
3/4/20	Disposition[2]	PGP	162	$430.6064	[37]
3/4/20	Disposition[3]	PGP	2,835	$430.6064	[37]
3/4/20	Disposition[4]	PIPS	324	$430.6064	[37]
3/5/20	Disposition[1]	PGP, Prescott Associates	2,950	$428.3939	[38]
3/5/20	Disposition[2]	PGP	100	$428.3939	[38]
3/5/20	Disposition[3]	PGP	1,750	$428.3939	[38]
3/5/20	Disposition[4]	PIPS	200	$428.3939	[38]
3/6/20	Disposition[1]	PGP, Prescott Associates	1,475	$430.6122	[39]
3/6/20	Disposition[2]	PGP	50	$430.6122	[39]
3/6/20	Disposition[3]	PGP	875	$430.6122	[39]
3/6/20	Disposition[4]	PIPS	100	$430.6122	[39]

(1)	Represents an open market sale by Prescott Associates under the 10b5-1 Plan entered into between Prescott Associates and Fidelity on December 10, 2019. PGP is the general partner of Prescott Associates.

(2)	Represents an open market sale by Prescott International Partners L.P. (“PIP”) under the 10b5-1 Plan entered into between PIP and Fidelity on December 10, 2019. PGP is the general partner of PIP.

(3)	Represents an open market sale by Idoya Partners L.P. (“Idoya”) under the 10b5-1 Plan entered into between Idoya and Fidelity on December 10, 2019. PGP is the general partner of Idoya.

(4)	Represents an open market sale by PIPS under the 10b5-1 Plan entered into between PIPS and Fidelity on December 10, 2019.

(5)	Upon request by the staff of the SEC, full information regarding the number of shares sold at each separate price will be provided.

(6)	Reflects an average sale price of $434.7052 per share, at prices ranging from $431.08 to $436.84 per share.

(7)	Reflects an average sale price of $439.2072 per share, at prices ranging from $434.13 to $442.43 per share.

(8)	Reflects an average sale price of $444.5642 per share, at prices ranging from $441.16 to $447.50 per share.

(9)	Reflects an average sale price of $444.8481 per share, at prices ranging from $440.82 to $447.74 per share.

(10)	Reflects an average sale price of $448.6375 per share, at prices ranging from $444.25 to $453.23 per share.

(11)	Reflects an average sale price of $450.0690 per share, at prices ranging from $446.26 to $451.90 per share.

(12)	Reflects an average sale price of $450.9817 per share, at prices ranging from $448.50 to $453.53 per share.

(13)	Reflects an average sale price of $456.2938 per share, at prices ranging from $452.85 to $459.99 per share.

(14)	Reflects an average sale price of $458.2433 per share, at prices ranging from $452.61 to $461.22 per share.

(15)	Reflects an average sale price of $458.3957 per share, at prices ranging from $432.50 to $461.74 per share.

(16)	Reflects an average sale price of $454.3923 per share, at prices ranging from $451.11 to $456.04 per share.

(17)	Reflects an average sale price of $458.9813 per share, at prices ranging from $454.51 to $460.99 per share.

(18)	Reflects an average sale price of $460.8751 per share, at prices ranging from $456.95 to $463.70 per share.

(19)	Reflects an average sale price of $463.4092 per share, at prices ranging from $459.32 to $467.66 per share.

(20)	Reflects an average sale price of $426.4084 per share, at prices ranging from $405.80 to $445.00 per share.

(21)	Reflects an average sale price of $433.8894 per share, at prices ranging from $429.30 to $436.07 per share.

(22)	Reflects an average sale price of $434.1832 per share, at prices ranging from $431.37 to $439.80 per share.

(23)	Reflects an average sale price of $435.3009 per share, at prices ranging from $433.44 to $437.11 per share.

(24)	Reflects an average sale price of $445.6587 per share, at prices ranging from $430.00 to $450.42 per share.

(25)	Reflects an average sale price of $447.4897 per share, at prices ranging from $445.55 to $450.00 per share.

(26)	Reflects an average sale price of $438.9772 per share, at prices ranging from $436.17 to $448.34 per share.

(27)	Reflects an average sale price of $435.2146 per share, at prices ranging from $422.90 to $439.12 per share.

(28)	Reflects an average sale price of $430.9116 per share, at prices ranging from $426.71 to $435.38 per share.

(29)	Reflects an average sale price of $434.5777 per share, at prices ranging from $430.84 to $435.99 per share.

(30)	Reflects an average sale price of $436.3373 per share, at prices ranging from $434.59 to $437.59 per share.

(31)	Reflects an average sale price of $435.9660 per share, at prices ranging from $434.07 to $439.89 per share.

(32)	Reflects an average sale price of $434.8313 per share, at prices ranging from $431.48 to $437.76 per share.

(33)	Reflects an average sale price of $435.4535 per share, at prices ranging from $432.35 to $437.18 per share.

(34)	Reflects an average sale price of $434.1663 per share, at prices ranging from $431.90 to $436.40 per share.

(35)	Reflects an average sale price of $428.4886 per share, at prices ranging from $418.70 to $431.66 per share.

(36)	Reflects an average sale price of $426.1800 per share, at prices ranging from $405.58 to $426.78 per share.

(37)	Reflects an average sale price of $430.6064 per share, at prices ranging from $422.57 to $435.49 per share.

(38)	Reflects an average sale price of $428.3939 per share, at prices ranging from $412.57 to $431.26 per share.

(39)	Reflects an average sale price of $430.6122 per share, at prices ranging from $415.73 to $434.00 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2020.

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated March 10, 2020, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: March 10, 2020.

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo